Exhibit 1.5

NEWS RELEASE	January 11, 2008

CANETIC RESOURCES TRUST ACQUIRES APPROXIMATELY 96 PERCENT OF TITAN EXPLORATION LTD. AND ANNOUNCES COMPULSORY ACQUISITION OF ALL REMAINING CLASS A SHARES

CALGARY, ALBERTA - (CNE.UN — TSX; CNE — NYSE) Canetic Resources Trust (“Canetic”) and (TTN’A — TSX) Titan Exploration Ltd. (“Titan”) are pleased to announce that as of the expiry of the tender offer at 12:01 a.m. (Calgary time) today 31,539,211 Titan Class A Shares (TTN’A), representing approximately 96.2 percent of the Titan Class A Shares on a fully diluted basis, had been validly deposited pursuant to the previously announced offer of Canetic Titan Ltd. (the “Offeror”) (a wholly-owned subsidiary of Canetic) to acquire all of the issued Titan Class A Shares and Titan Class B Shares, on a fully diluted basis. The Offeror will take-up all Titan Class A Shares, including Titan Class A Shares issued upon the conversion of all of the Titan Class B Shares, deposited subsequent to December 19, 2007, in accordance with the previously announced conversion provisions.

As the Offeror has acquired not less than 90 percent of the outstanding Titan Class A Shares, on a fully diluted basis, the Offeror intends to acquire all remaining Titan Class A Shares not tendered to the Offer by way of compulsory acquisition pursuant to the Business Corporations Act (Alberta).  A notice of compulsory acquisition will be mailed to holders of Titan Class A Shares not tendered to the Offer.

Canetic is one of Canada’s largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403)  539-6300
Toll Free — 1-877-539-6300

info@canetictrust.com

www.canetictrust.com

United States Considerations

The Offer was made, and the compulsory acquisition will be made, for the securities of a Canadian trust. The Offer was, and the compulsory acquisition will, be subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Canetic, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for shareholders of Titan in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Canetic is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Canetic Resources Inc. may be residents of a foreign country.  Shareholders of Titan in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Canetic Resources Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Canetic Resources Inc. to subject themselves to a U.S. court’s judgment.